UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 3

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   1.   Name and Address of Reporting Person:

        John A. Dore
        286 Sheridan Road
        Winnetka, Illinois 60093

   2.   Date of Event Requiring Statement (Month/Day/Year)

        August 17, 2000

   3.   I.R.S. Identification Number of Reporting Person, if an entity
        (Voluntary):

   4.   Issuer Name and Ticker of Trading Symbol:

        American Country Holdings Inc.

   5. Relationship of Reporting Person(s) to Issuer (Check all applicable):

        (x) Director
        (x) Officer (give title below)
        ( ) 10% Owner
        ( ) Other (specify below)

        Co-Chairman of the Board, Director and Chief Executive Officer
        --------------------------------------------------------------

   6.   If Amendment, Date of Original (Month/Day/Year)

   7.   Individual or Joint/Group Filing (Check Applicable Line)

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person


   NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

                                           2. Amount of Securities      3. Ownership Form:         4. Nature of Indirect
       1. Title of Security                Beneficially Owned (Inst.    Direct (D) or Indirect     Beneficial Ownership
          (Instr. 4)                       4)                           (I) (Instr. 5)             (Instr. 5)
       --------------------                -------------------------    ----------------------     ---------------------

       Common Stock, $.01 par value                      61,000                    D
       Common Stock, $.01 par value                       2,000                    I               IRA

       Common Stock, $.01 par value                       4,000                    I               Keogh

       Common Stock, $.01 par value                       2,600                    I               As trustee for
                                                                                                   Christopher L. Dore
       Common Stock, $.01 par value                       3,565                    I               As trustee for John A.
                                                                                                   Dore II



   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
   CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


                                                                                              5.
                                                                                              Ownership

                                                                                   4. Conver-    Form of        6. Nature
                                                                                sion or       Derivative     of Indirect
       1. Title of                             3. Title and Amount of           Exercise      Security:      Beneficial
       Derivative     2. Date Exercisable      Securities Underlying            Price of      Direct (D)     Ownership
       Security       and Expiration Date      Derivative Security (Instr.      Derivative    or Indirect    (Instr. 5)
       (Instr. 4)     (Month/Day/Year)         4)                               Security      (I) (Instr.    ----------
       -----------    -------------------      -------------------              ----------    5)
                                                                                              -----------
                      Date                                        Amount or
                      Exer-       Expira-                         Number of
                      cisable     tion Date    Title              Shares
                      --------    --------     ------             ---------
       Option         8/17/00     8/16/10      Common Stock,      100,000       $2.88         D
                                               $.01 par value

       Option         8/17/03*    8/16/10      Common Stock,      300,000       $2.88         D
                                               $.01 par value

              *These options vest at 33-1/3% per year and become fully exercisable three years after the date of grant.


     SIGNATURE OF REPORTING PERSON:

     /s/ John A. Dore
   -----------------------
         John A. Dore

   Dated:  September 5, 2000